FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the "Company" or "Platinum Group")
838 - 1100 Melville Street Vancouver BC, V6E 4A6
Telephone: (604) 899-5450

ITEM 2. DATE OF MATERIAL CHANGE

August 2, 2021

ITEM 3. NEWS RELEASE

A news release was disseminated on August 2, 2021 to the Toronto Stock Exchange ("TSX") as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company reported the receipt of notice that the Mining and Environmental Justice Community Network of South Africa, claiming to be a community networking body, together with a group of residents from certain communities located near planned surface infrastructure associated with the Waterberg Project, intend to apply for an order  in the High Court of South Africa  restraining Waterberg JV Resources (Pty) Limited  from carrying on mining related activities on portions of the farms Goedetrouw and Ketting pending the finalization of the Appeals and the Review (as defined below) and the grant of various regulatory authorizations.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full Description of Material Change

The Company reported the receipt of notice that the Mining and Environmental Justice Community Network of South Africa, claiming to be a community networking body, together with a group of residents from certain communities located near planned surface infrastructure associated with the Waterberg Project (the "Applicants"), intend to apply for an order (the "Application for Motion") in the High Court of South Africa (the "High Court") restraining Waterberg JV Resources (Pty) Limited ("Waterberg JV Co.") from carrying on mining related activities on portions of the farms Goedetrouw and Ketting pending the finalization of the Appeals and the Review (as defined below) and the grant of various regulatory authorizations.

A mining right for the Waterberg Project was granted by the South African Department of Mineral Resources and Energy ("DMRE") on January 28, 2021 and was notarially executed on April 13, 2021 (the "Waterberg Mining Right").  After the grant of the Waterberg Mining Right the Company received notice of and reported several appeals by objecting groups to the decision by the DMRE granting the Waterberg Mining Right (the "Appeals").  The Company also received notice of an application for an order in the High Court to review and set aside the decision by the Minister of Environment, Forestry and Fisheries to dismiss an application for condonation for the late filing of an appeal against the environmental authorization granted for the Waterberg Project on November 10, 2020 (the "Review").

The Company believes that all requirements specified under the MPRDA have been complied with and that the DMRE correctly granted the mining right and environmental authorization. Counsel acting for Waterberg JV Co. has filed formal rebuttals to each Appeal reported above, is opposing the Review, and will file answering papers to the Application for Motion.  The Waterberg Mining Right currently remains in good standing.

The Company's near-term objectives are to continue working closely with established local community leadership to maximize the value of the Waterberg Project for all stakeholders and to complete construction funding and concentrate offtake arrangements for the Waterberg Project.

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this material change report, which has been prepared by management.

This press release may contain forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, but are not limited to, future developments relating to the Appeals, the Review and the Application for Motion, the Company's objectives, and the development of the Waterberg Project. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors.  The Company directs readers to the risk factors described in the Company's Form 20-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

5.2 Disclosure for Restructuring Transactions

N/A

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Frank Hallam, Interim CEO
T: (604) 899-5450

ITEM 9. DATE OF REPORT

August 3, 2021